UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events: Changes in the Board composition

On July 17, 2023, the Board of Directors of ReNew Energy Global Plc appointed Ms. Paula Gold-Williams, Ms. Nicoletta Giadrossi and Mr. Philip Graham New as Non-Executive Independent Directors with effect from August 23, 2023. The appointment is subject to the approval of the Company’s shareholders at the ensuing Annual General Meeting of the Company and, if approved, the respective term of office for each appointee will last until the Annual General Meeting scheduled to be held in the calendar year 2025.

Mr. Ram Charan and Ms. Michelle Robyn Grew, Independent Directors of the Company retire on August 22, 2023 due to expiry of their term. The tenure of Mr. Philip Kassin, MKC Investments LLC Nominee and Independent Director is expiring on August 22, 2023 in terms of the Articles of Association of the company due to expiration of the director nomination rights of MKC Investments LLC.

The non continuation of the directors afore-mentioned was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Profile of Non-Executive Independent Directors

Paula Gold-Williams

Ms. Gold-Williams is the former President and CEO of CPS Energy, a fully integrated electric and natural gas municipal utility based in San Antonio, Texas. Ms. Gold-Williams served in positions of increasing responsibility at CPS Energy before becoming CEO in 2015. She held multiple other positions during her 17-year career at CPS Energy, including Group EVP – Financial & Administrative Services, CFO and Treasurer.

Ms. Gold-Williams is a corporate director who serves on the board of Emera, Inc., a utility holding company headquartered in Nova Scotia, Canada, with operations across North America. Ms. Gold-Williams also serves as the Chair of the Keystone Policy Center, and has been a member of both the Policy Center and its Energy Board since 2016. She is a board member and Treasurer of EPIcenter, an innovation think tank; incubator and accelerator; and strategic advisory organization. She serves as an Energy Pillar Co-Chair of Dentons Global Smart Cities Communities Initiatives and Think Tank, as well as on the US Secretary of Energy’s Advisory Board (SEAB).

Previously, Ms. Gold-Williams held other board positions, including First Vice Chair of the Electric Power Resource Institute (EPRI); a member and designated Chair Pro Tem of the Federal Reserve Bank of Dallas’ San Antonio Branch; and a past-Chair of the San Antonio Chamber of Commerce.

Ms. Gold-Williams has an Associate Degree in Fine Arts from San Antonio College. She has a BBA in accounting from St. Mary’s University. She earned a Finance and Accounting MBA from Regis University in Denver, Colorado. She is a Certified Public Accountant and a Chartered Global Management Accountant.

Nicoletta Giadrossi

Ms. Giadrossi is currently serving as Chair of Gruppo FS Spa, a mobility infrastructure holding company in Italy; Chair of MSX International Ltd, a global business services provider; and Sustainability & HSE Committee Chair in TKE, a German-based elevator company. She also is a member of the board of Royal Vopak N.V., a petrochemicals and new energies storage company listed on Euronext Amsterdam, where she is part of the audit committee and chairs the remuneration committee.

Her past roles include being a member of the board of Brembo S.p.A., an automotive components manufacturer listed on the Italian MIB, where she chaired the Remuneration Committee and was a member of the Audit, Risk & Sustainability Committee. Ms. Giadrossi has been a Senior Advisor with Bain Capital Partners in Europe since 2015 and chair of Techouse AS, a cleantech engineering company in Norway, from 2018 to 2023.

Ms. Giadrossi has served on the boards of Capricorn Energy Plc from 2017 to 2023; Falck Renewables S.p.A., now Renantis, a leading European renewable energy producer until 2022; IHS Markit Ltd, listed on the NYSE until 2022; Fincantieri SpA, listed on the Italian MIB , until April 2018; Bureau Veritas S.A. and Faiveley Transport S.A., both listed in France, until April 2017; and Aker Solutions Asa, listed in Norway, until 2013.

Ms. Giadrossi has experience in leading and participating in audit, risk, sustainability, and remuneration committees.

Ms. Giadrossi’s executive career has spanned 30 years in energy, engineering, and capital goods. From 2014 to 2016 she was President, Europe, Africa, India, for Technip, an engineering company, and from 2012 to 2014 she was EVP, Head of Operations, for Aker Solutions. Prior to that, she was VP and General Manager, EMEA, for Dresser Rand (now Siemens Energy). She spent 10 years with General Electric Company in several executive positions, notably General Manager for GE’s Oil and Gas, Refinery & Petrochemicals Division, a position she held until 2005. Ms. Giadrossi started her career at The Boston Consulting Group. She holds a BA in Economics and Mathematics from Yale University and an MBA from Harvard Business School.

Philip Graham New

Mr. New has served as a non-executive director of Norsk Hydro ASA since May 2022 and as a member of the audit committee since June 2023. He was an independent director of Fotowatio Renewable Ventures, S.L. from 2017 to 2019, became a Board advisor post its relocation to Spain and in June 2023 was appointed as a non-executive director of Fotowatio Renewable Ventures, S.L. He has also served as a non- executive director of Almar Water Solutions B.V. since March 2017. From November 2015 until May 2022, Mr. New served as CEO of Energy Systems Catapult Limited, an independent, not-for-profit company set up to accelerate the transformation of the U.K.’s energy system and ensure U.K. businesses and consumers capture the opportunities for clean growth on the way to net zero emissions. Before joining Energy Systems Catapult Limited, Mr. New worked for BP p.l.c. for over 30 years. He established and built BP p.l.c.’s bioenergy businesses and as chief executive officer of BP Alternative Energy was also responsible for BP’s wind, solar and technology venturing activities. Prior to his role as chief executive officer of BP Alternative Energy, Mr. New held a range of senior international general and commercial management roles in BP p.l.c.’s customer-facing businesses.

Mr. New is a member of the World Economic Forum’s Network of Global Future Councils, a Fellow of the Energy Institute, and sits on various energy transition related advisory panels and committees, including the U.K. Automotive Council and the U.K. Research and Innovation’s Faraday Battery Challenge. Mr. New chaired for four years the U.K. Electric Vehicle Energy Taskforce and was recently commissioned by the U.K. Department for Transport to conduct an independent review of the potential for a U.K. sustainable aviation fuel sector.

Mr. New holds a Master of Arts in Philosophy, Politics and Economics from Oxford University.

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) are incorporated by reference into the Registrant’s registration statement on Form F-3, SEC file number 333-259706, filed by the Registrant on October 13, 2022 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2023	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary